Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 of NeuroOne Medical Technologies Corporation of our report dated December 15, 2023, relating to the financial statements of NeuroOne Medical Technologies Corporation (the “Company”), (which report expresses an unqualified opinion on the financial statements for the year ended September 30, 2023 and includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements), appearing in the Annual Report on Form 10-K for the year ended September 30, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Baker Tilly US, LLP

Minneapolis, Minnesota

August 30, 2024